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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TNP Securities LLC

Client Name

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Main Street, Suite 700
                                    (No. and Street)

Irvine   CA   92614
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

      Jack Maurer   (949)833-8252
                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey and Pullen, LLP
                                 (Name - *if individual, state last, first, middle name*)

18401 Von Karman 5th Floor, Irvine, CA, 92612
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
        ☒ Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3|2

OATH OR AFFIRMATION

I, Jack Maurer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TNP Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of _____Orange_____)

On __February 22,2010__ before me, __Bhriza Camacho__ _____
                                        (insert name and title of the officer)

personally appeared ___Jack Maurer_____ _____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same in
his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the
person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing
paragraph is true and correct.

WITNESS my hand and official seal.

Signature_____ (Seal)

TNP Securities LLC

Financial Report
December 31, 2009

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the
  Financial Statements

To the Member
TNP Securities LLC
Irvine, CA

We have audited the accompanying statement of financial condition of TNP Securities LLC (the Company) as of December 31, 2009, and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, all of the Company's revenues were derived from one real estate investment trust (REIT), the advisor to which is affiliated with the Company through common management and control.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Irvine, CA
February 22, 2010

1

TNP Securities LLC

Statement of Financial Condition
December 31, 2009

Assets

Cash	$	32,103
Receivables From Broker Dealers		18,758
Due From Affiliates		7,150
Prepaid Expenses		20,749
	$	78,759

Liabilities and Member's Equity

Liabilities		
Accrued expenses	$	23,775
Member's Equity		54,984
	$	78,759

See Notes to Financial Statements.

TNP Securities LLC

Statements of Operations and Member's Equity
Year Ended December 31, 2009

Operations

Revenues:		
Broker-dealer commissions	$	261,971
Dealer manager and service fees		56,967
Marketing, due diligence and other		57,667
Wholesale commissions		75,521
Total revenues		452,126
Operating expenses:		
Broker-dealer commissions and dealer manager fees		266,109
Marketing, due diligence and other		56,599
Wholesale commissions and other compensation		42,838
Professional fees and other		156,397
Total operating expenses		521,943
Net loss	$	(69,817)

Member's Equity

Balance, December 31, 2008	$	4,716
Capital contributions		120,085
Net loss		(69,817)
Balance, December 31, 2009	$	54,984

See Notes to Financial Statements

3

TNP Securities LLC

Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows From Operating Activities		
Net loss	$	(69,817)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets:		
(Increase) in receivables from broker dealers		(18,758)
(Increase) in due from affiliates		(7,150)
(Increase) in prepaid expenses		(20,749)
Change in liabilities:		
Increase in accrued expenses		23,775
Net cash used in operating activities		(92,699)
Cash Flows From Financing Activities		
Proceeds from capital contributions		120,085
Net increase in cash		27,386
Cash		
Beginning of year		4,717
End of year	$	32,103

See Notes to Financial Statements.

TNP Securities LLC

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: TNP Securities LLC (the Company) is licensed to operate as a broker-dealer, under the Securities Exchange Act of 1934. The Company was registered with the U.S. Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) effective July 2009. The Company's principal business is to act as the sales agent or dealer manager for a public non-traded real estate investment trust (TNP Strategic Retail Trust, Inc.).

A summary of the Company's significant accounting policies is as follows:

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is as follows:

Revenue recognition: Commission, dealer manager, service fees, wholesale commission, marketing and due diligence revenues are recognized on the date the investor acquires an interest in the offerings, which is upon receipt of funds. Such revenues are defined in the private offering memorandums or registration statement of such offerings.

Personal assets and liabilities and income taxes: In accordance with the generally accepted method of presenting LLC financial statements, the financial statements do not include the personal assets and liabilities of the member, including its obligation for income taxes on its distributive shares of net income of the Company, or any provision for federal income taxes.

As an LLC, the Company is taxed as a partnership under sections of federal and various states income tax law which provide that, in lieu of corporate income taxes, the member separately accounts for its pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these statements include an insignificant provision for corporation income taxes only to the extent that the Company is subject to state tax under provisions which require a minimum franchise tax and an LLC fee determined on gross receipts on this type of entity. It is the Company's policy to distribute funds to its member in sufficient amounts to satisfy the member's respective personal income tax liabilities resulting from its pro rata share of the Company's operating results.

The Company adopted the guidance for accounting for uncertainty in tax positions taken or expected to be taken on a tax return. The tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as part of operating expenses. The Company evaluated the provisions of this guidance and the adoption did not have a material impact on the Company's financial position and results of operations.

Concentration of credit risk: The Company maintains its cash in bank deposit accounts which, at times, significantly exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events: The Company has evaluated subsequent events through February 22, 2010, the date on which the financial statements were issued.

TNP Securities LLC

Notes to Financial Statements

Note 2. Accrued Expenses

Accrued expenses consist primarily of operating expenses and commissions payable to the Company's registered representatives for capital raised in securities offerings of TNP Strategic Retail Trust, Inc.

Note 3. Related-Party Transactions

Revenue: Substantially all revenue is earned by the Company for introducing registered representatives of non-affiliated broker-dealers to real estate investment trust (REIT) (TNP Strategic Retail Trust, Inc.). The advisor of the REIT is affiliated with the Company through common management and control.

Expenses: For the year ended December 31, 2009, the Company paid approximately $30,000 in fees to a company affiliated through common management and control. This affiliate provided office space and administrative services to the Company.

Note 4. Net Capital Rule

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2009, the Company had net capital of $27,085, which was $22,085 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.08 to 1.

Note 5. Customer Protection Rule

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker dealer, and that it does not hold funds or securities for, or owe money or securities to, customers.

Note 6. Member's Capital

Management and membership interests: The membership interests consist of one class of limited liability company interests, identified as membership interests. The business affairs and powers of the Company are managed by the member. The liability of the member is limited to its capital contribution made to the LLC.

Net profit allocation: Net income, loss, capital gains and cash distributions are allocated to the membership interest holder in accordance with the provisions of the Company's operating agreement. The Company's operating agreement provides that all items of net income, loss, capital gains and cash distributions be allocated among the members based upon their respective percentage interests.

TNP Securities LLC

Schedule 1—Computation of Net Capital Under Rule 15c3-1
Year Ended December 31, 2009

Total member's equity	$	54,984
Less deductions or charges, prepaid expenses and due from affiliates		27,898
Net capital		27,086
Minimum net capital requirement		5,000
Excess net capital	$	22,086
Aggregate indebtedness, accrued expenses	$	23,775
Ratio of aggregate indebtedness to net capital		1.08 to 1

Statement pursuant to Paragraph (d) of Rule 17a-5: There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2009.

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report on
Internal Control**

To the Member
TNP Securities LLC
Irvine, CA

In planning and performing our audit of the financial statements of TNP Securities LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

8

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Irvine, CA
February 10, 2010